Exhibit 12.1

INGERSOLL-RAND PUBLIC LIMITED COMPANY

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings (loss) from continuing operations before income taxes	$1,092.9	$1,473.2	$1,741.3	$1,247.9	$1,209.4	$829.6	$848.0
(Earnings) losses from equity method investees	(11.9)	(409.4)	(411.1)	(23.3)	(19.1)	(6.1)	(1.7)

Sub-total	1,081.0	1,063.8	1,330.2	1,224.6	1,190.3	823.5	846.3
Fixed charges	236.9	239.5	298.3	278.6	282.5	333.9	308.0
Dividend from equity method investees	7.8	9.1	14.9	11.0	39.9	10.3	53.6
Capitalized interest	—	—	—	—	—	(0.1)	(0.3)

Total earnings (loss)	$1,325.7	$1,312.4	$1,643.4	$1,514.2	$1,512.7	$1,167.6	$1,207.6

Fixed charges:
Interest expense *	$162.0	167.4	$221.5	$223.0	$225.3	$278.8	$252.0
Capitalized interest	—	—	—	—	—	0.1	0.3
Rentals (one-third of rentals)	74.9	71.8	76.8	55.6	57.2	55.0	55.7

Total fixed charges	$236.9	$239.5	$298.3	$278.6	$282.5	$333.9	$308.0

Ratio of earnings to fixed charges	5.6	5.5	5.5	5.4	5.4	3.5	3.9

*	Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits which is reported as income tax expense.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes (excluding earnings from equity investments) plus (2) fixed charges less interest capitalized for the period. Fixed charges consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.